UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 4)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ASPEN TECHNOLOGY, INC.
(Name of Subject Company)

ASPEN TECHNOLOGY, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29109X106
(CUSIP Number of Class of Securities)

John Sperino
Vice President and Secretary
8027 Forsyth Blvd.
St. Louis, MO 63105
(314) 553-1026

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Phillip R. Mills Cheryl Chan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aspen Technology, Inc., a Delaware corporation (“AspenTech”) with the Securities and Exchange Commission on February 10, 2025, relating to the tender offer by Emersub CXV, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Emerson”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of AspenTech, at a price per Share of $265.00, net to the seller in cash, without interest, and subject to any applicable withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 10, 2025 (as amended or supplemented from time to time) and the related Letter of Transmittal (as amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of January 26, 2025, among AspenTech, Emerson and Purchaser.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new section, entitled “Item 8. Additional Information—Final Results of the Offer and Completion of the Merger,” is hereby added before the section entitled “Item 8. Additional Information—Forward-Looking Statements” on page 68:

“Final Results of the Offer and Completion of the Merger

At 5:00 p.m., Eastern Time, on March 11, 2025 (the “Expiration Time”), the Offer expired and was not further extended. Equiniti Trust Company, LLC (“Equiniti”), the depository and paying agent for the Offer, advised Purchaser that, as of the Expiration Time, a total of 19,479,909 Shares (including 1,859,751 Shares tendered in the Offer that have not yet been “received” by the “depository,” as such terms are defined in Section 251(h)(6) of the DGCL) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 72% of the Shares issued and outstanding as of the expiration of the Offer, excluding, for the purposes of calculating the total number of Shares outstanding, Shares owned by Emerson and its subsidiaries, Emerson’s and its subsidiaries’ directors and officers, and the Company’s directors and officers. The number of Shares tendered satisfied the Unaffiliated Tender Condition (as defined in the Merger Agreement). As the Unaffiliated Tender Condition and each of the other conditions of the Offer were satisfied, on March 11, 2025, Purchaser accepted for payment the Shares that were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time. Emerson has transmitted payment for such Shares to Equiniti, which will disburse the Offer Price to tendering Company stockholders whose Shares have been accepted for payment in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL. Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) that was not tendered and accepted pursuant to the Offer (other than the Shares owned by the Company and its wholly owned subsidiaries, Shares held by Emerson and its wholly owned subsidiaries, and Shares as to which appraisal rights have been properly exercised and perfected in accordance with applicable law) was canceled and converted into the right to receive the Offer Price in cash, without interest, and subject to any withholding of taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Emerson intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On March 12, 2025, Emerson issued a press release announcing the expiration, results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(M) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(M)	Press Release issued by Emerson on March 12, 2025 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule TO filed by Emerson and Purchaser on March 12, 2025).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 12, 2025

Aspen Technology, Inc.

By:	/s/ Vincent M. Servello
Name: Vincent M. Servello Title: President